Exhibit 12.1
RATIO OF EARNINGS TO COMBINED
FIXED CHARGES AND PREFERRED STOCK DIVIDENDS
The following table sets forth our ratios of earnings to combined fixed charges and preferred stock dividends for each of the periods indicated:

	Years Ended December 31,
	2012	2011		2010		2009		2008
Fixed charges(1)	$44,117	$18,789		$5,056		$4,461		$23,981
Preferred stock dividends	2,405	—	(2)	—	(2)	—	(2)	—	(2)
Combined fixed charges and preferred stock dividends	46,522	18,789		5,056		4,461		23,981

Combined fixed charges and preferred stock dividends	46,522	18,789		5,056		4,461		23,981
Net income (loss) available to common shares	370,382	291,933		22,390		63,846		(39,172)
Earnings(3)	$416,904	$310,722		$27,446		$68,307		$(15,191)

Ratio of earnings to combined fixed charges and preferred stock dividends	8.96	16.54		5.43		15.31		(0.63)
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(1)	Fixed charges consist of interest expense on all indebtedness.

(2)	No preferred stock was outstanding during these periods.

(3)
For purposes of computing the ratio of earnings to combined fixed charges and preferred stock dividends, earnings represent net income (loss) plus fixed charges and preferred stock dividends (where applicable).

For the year ended December 31, 2008 earnings were insufficient to cover combined fixed charges and preferred stock dividends by approximately $63.2 million.